UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.            )

Fotoball USA, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(including the associated preferred share purchase rights)

(Title of Class of Securities)

350384103

(CUSIP Number)

Monte H. Baier	with copies to:
Vice President and General Counsel	Bradford P. Weirick
K2 Inc.	Gibson, Dunn & Crutcher LLP
2051 Palomar Airport Road	333 S. Grand Avenue, 47th Floor
Carlsbad, California 92009	Los Angeles, California 90071
(760) 494-1000	(213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 10553F106

1.	Name of Reporting Person I.R.S. Identification No. of above person K2 Inc. 95-2077125

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,206,785* 8. Shared Voting Power 0 9. Sole Dispositive Power 3,206,785* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,785*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 87%*

14.	Type of Reporting Person* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
*	These amounts do not include shares beneficially owned pursuant to an option of the Reporting Person, pursuant to which the Reporting Person may purchase shares from the Issuer to constitute at least 90% of the outstanding common stock of the Issuer. The Reporting Person has notified the Issuer that it is exercising such option.

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Item 1—Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share, including the associated preferred share purchase rights (“Issuer Common Stock”), of Fotoball USA, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 6740 Cobra Way, San Diego, California 92121.

Item 2—Identity and Background

This Statement is filed on behalf of K2 Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products. The Reporting Person’s diversified mix of products is used primarily in team and individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, snowshoeing, in-line skating and mountain biking. The address of the principal business and principal office of the Reporting Person is 2051 Palomar Airport Road, Carlsbad, California 92009.

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

During the last five years, the Reporting Person, and to the best knowledge of the Reporting Person, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Person are citizens of the United States except for Robert F. Marcovitch, who is a citizen of Canada.

Item 3—Source and Amount of Funds or Other Consideration

On November 25, 2003, the Issuer, the Reporting Person and Boca Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Acquisition Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and hereby incorporated herein by reference, pursuant to which the Reporting Person commenced an offer to exchange each outstanding share of Issuer Common Stock for 0.2757 of a share of common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Reporting Person Common Stock”), of the Reporting Person (the “Offer”). The initial expiration of the Offer was at 12:00 midnight, New York City time, on Friday, January 9, 2004. At approximately 12:01 a.m., New York City time, on Saturday, January 10, 2004, the Reporting Person accepted for purchase all shares of Issuer Common Stock validly tendered and not withdrawn prior to the expiration of the Offer. At the initial expiration of the Offer, 3,093,486 shares of Issuer Common Stock were validly tendered and not withdrawn, representing approximately 84% of the outstanding Issuer Common Stock.

On Monday, January 12, 2004, the Reporting Person announced the commencement of a subsequent offering period to the Offer with an expiration date of 5:00 p.m., New York City time, on Friday, January 16, 2004 (the “Subsequent Offer Period”). During the Subsequent Offer Period, the Reporting Person immediately accepted for purchase all shares of Issuer Common Stock validly tendered throughout the Subsequent Offer

Page 4 of 10 Pages

Period. At the expiration of the Subsequent Offer Period, an additional 113,299 shares of Issuer Common Stock were validly tendered and not withdrawn, representing approximately 3% of the outstanding Issuer Common Stock. Cumulatively, 3,206,785 shares of the Issuer Common Stock, representing approximately 87% of the outstanding Issuer Common Stock, were exchanged in the Offer for 884,111 shares of Reporting Person Common Stock.

On Monday, January 19, 2004, the Reporting Person notified the Issuer that it was exercising its option pursuant to the Merger Agreement to purchase the lowest number of shares of Issuer Common Stock directly from the Issuer that, when added to the number of shares of Issuer Common Stock already owned by the Reporting Person following consummation of the Offer, shall constitute at least 90% of the outstanding Issuer Common Stock. The Reporting Person will pay for the Issuer Common Stock issued pursuant to the option with Reporting Person Common Stock, at a purchase price of 0.2757 of a share of Reporting Person Common Stock per share of Issuer Common Stock.

Pursuant to the terms of the Merger Agreement, the Reporting Person will cause Acquisition Sub to merge with and into the Issuer (the “Merger”), pursuant to which the Issuer will survive as a wholly-owned subsidiary of the Reporting Person. In connection with the Merger, each outstanding share of Issuer Common Stock will automatically be converted into the right to receive 0.2757 of a share of Reporting Person Common Stock and, assuming no appraisal rights are exercised, approximately an additional 134,096 shares of Reporting Person Common Stock will be issued in the Merger.

Pursuant to the terms of the Merger Agreement and in connection with the Offer, each tendering stockholder of Issuer Common Stock that would otherwise receive a fractional share of Reporting Person Common Stock will instead receive cash, equal to the fractional share interest multiplied by the closing price of a share of the Reporting Person’s common stock on the New York Stock Exchange on the first trading date after the Reporting Person accepted shares tendered pursuant to the Offer, or Monday, January 12, 2004. The closing price of a share Reporting Person Common Stock on the New York Stock Exchange on Monday, January 12, 2004, was $15.84 per share. In connection with the Merger, each outstanding share of Issuer Common Stock will be automatically converted into the right to receive 0.2757 of a share of Reporting Person Common Stock, and each stockholder of Issuer Common Stock that would otherwise receive a fractional share of Reporting Person Common Stock instead will receive cash, equal to the fractional share interest multiplied by the closing price of a share of Reporting Person Common Stock on the New York Stock Exchange on closing date of the Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.

Item 4—Purpose of Transaction

The information contained in Item 3 is incorporated herein by this reference.

The Offer and the Merger are being undertaken by the Reporting Person in its acquisition of the Issuer. In connection with the Merger, the certificate of incorporation and bylaws of Acquisition Sub and the directors of Acquisition Sub shall become the certificate of incorporation and bylaws, and the directors of, the Issuer. In connection with the Merger, the officers of the Issuer shall be appointed pursuant to the terms of the Merger Agreement until their successors are duly elected or appointed and qualified.

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Issuer Common Stock will cease to be quoted on the Nasdaq National Market System, and will become eligible for

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termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 5—Interest in Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

(a) – (b) As a result of the Offer, the Reporting Person owns 3,206,785 shares of Issuer Common Stock, representing 87% of the outstanding shares of Issuer Common Stock. Based on information provided to the Reporting Person by the Issuer, there were 3,693,167 shares of Issuer Common Stock outstanding as of January 10, 2004. The Reporting Person has sole voting power and sole dispositive power of all 3,206,785 shares of Common Stock owned by the Reporting Person. The Reporting Person has notified the Issuer that is exercising its option to purchase the lowest number of shares of Issuer Common Stock to constitute at least 90% of the outstanding Issuer Common Stock. Except as described in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, beneficially owns any shares of Issuer Common Stock.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has effected any transactions with respect to the shares of Issuer Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

In connection with the Merger Agreement, on November 25, 2003, Michael Favish, Chairman and Chief Executive Officer of the Issuer, and Scott P. Dickey, the President and Chief Operating Officer of the Issuer, each in his capacity as a stockholder of Issuer Common Stock, collectively holding approximately 12% of the outstanding Issuer Common Stock (19.7% on a beneficial ownership basis) as of December 10, 2003, each entered into an Exchange Agreement with the Reporting Person, copies of which are attached hereto as Exhibits 2 and 3 and are hereby incorporated herein by reference. Pursuant to such Exchange Agreements, Mr. Favish and Mr. Dickey each agreed, subject to the terms and conditions of the agreements, to tender all of their respective shares of Issuer Common Stock in the Offer, and not withdraw such shares, no later than two business days prior to the initial expiration of the Offer, or January 7, 2004.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the shares of Issuer Common Stock.

The foregoing summaries of the Merger Agreement and Exchange Agreements are qualified in their entirety by reference to such agreements, are filed as exhibits hereto and are hereby incorporated herein by reference.

Page 6 of 10 Pages

Item 7—Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, among K2 Inc., Fotoball USA, Inc. and Boca Acquisition Sub, Inc.

2	Exchange Agreement, dated as of November 25, 2003, between K2 Inc. and Michael Favish.

3	Exchange Agreement, dated as of November 25, 2003, between K2 Inc. and Scott P. Dickey.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 20, 2004.	K2 INC.

	By:	/s/ Monte H. Baier

Monte H. Baier Vice President and General Counsel

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SCHEDULE I

DIRECTORS OF K2 INC.

The following is a list of all directors of K2 Inc. and certain other information with respect to each director. Each director’s business address is 2051 Palomar Airport Road, Carlsbad, California 92009, which address is K2 Inc.’s business address. All directors are United States citizens.

Name	Principal Occupation or Employment	Name of Corporation or Other Organization in Which Employed

Richard J. Heckmann	Chief Executive Officer and Chairman of the Board	K2 Inc.

Wilford D. Godbold	Private Investor

Jerry E. Goldress	Chairman of the Board, President and Chief Executive Officer	Grisanti, Galef and Goldress, Inc.

Steven J. Green	Chairman and Chief Executive Officer	k1 Ventures Limited

Robin E. Heinrich	Owner President Vice-President	Sacramento Kings Remonov Capital, Inc. Remonov & Company, Inc.

Lou L. Holtz	Head Football Coach	University of South Carolina Columbia, SC 29208

Stewart M. Kasen	President and Chief Executive Officer	S&K Famous Brands, Inc.

Alfred E. Osborne	Senior Associate Dean	UCLA Anderson School of Management

Dan Quayle	Chairman	Cerberus Global Capital

Edward F. Ryan	President	Entrepreneurial Financial Resources, Inc.

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EXECUTIVE OFFICERS OF K2 INC.

The following is a list of all executive officers of K2 Inc., excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is 2051 Palomar Airport Road, Carlsbad, California 92009, which address is K2 Inc.’s business address. All officers are United States citizens except for Robert F. Marcovitch, who is a citizen of Canada.

Name	Principal Occupation or Employment

J. Wayne Merck	President and Chief Operating Officer of K2 Inc.

John J. Rangel	Senior Vice President and Chief Financial Officer of K2 Inc.

Dudley W. Mendenhall	Senior Vice President—Finance of K2 Inc.

Monte H. Baier	Vice President, General Counsel and Secretary of K2 Inc.

David G. Cook	President of Stearns Inc., an indirect wholly-owned subsidiary of K2 Inc.

David H. Herzberg	President of Shakespeare Industrial Products Group, a division of Shakespeare Company, LLC (“Shakespeare”).

Scott M. Hogsett	President of Shakespeare Fishing Tackle, a division of Shakespeare.

Robert F. Marcovitch	President of K-2 Corporation, a wholly-owned subsidiary of K2 Inc. and doing business as K2 Sports.

Robert M. Parish	President of Rawlings Sporting Goods Company, Inc., a wholly-owned subsidiary of K2 Inc.

David Y. Satoda	Vice President of K2 Inc.

Diana Crawford	Corporate Controller of K2 Inc.

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, among K2 Inc., Fotoball USA, Inc. and Boca Acquisition Sub, Inc.

2	Exchange Agreement, dated as of November 25, 2003, between K2 Inc. and Michael Favish.

3	Exchange Agreement, dated as of November 25, 2003, between K2 Inc. and Scott P. Dickey.